1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated February 10, 2009

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2009/02/10

Chunghwa Telecom Co., Ltd.

By:	/s/ Joseph C.P. Shieh
Name:	Joseph C.P. Shieh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description
1. Announcement on 2009/01/15:	To announce the completion registration of capital reduction

2. Announcement on 2009/01/22:	Chunghwa Telecom announced the internal un-audited 2008 operating results

3. Announcement on 2009/02/03:	Announcement of the procurement of NG SDH+OXC Network Equipment and Installation

4. Announcement on 2009/02/03:	Explanation of the report about CHT planning to conduct capital reduction and return cash to shareholders

5. Announcement on 2009/02/09:	Chunghwa Telecom announced its unaudited revenue for January 2009

6. Announcement on 2009/02/09:	Jan 2009 sales

EXHIBIT 1

To announce the completion registration of capital reduction

Date of events: 2009/01/15

Contents:

1. Date of the Competent Authority’s approval of the capital reduction: 2008/12/26

2. Date of completion of capital amendment registration: 2009/01/15

3. Effect on the company financial report (including any discrepancy between the amount of paid-in capital and the number of shares outstanding and the effect on net worth per share):

(1) Before the capital reduction: The paid-in common stock of capital is NT$116,083,635,630; the outstanding shares are 11,608,363,563 shares and book value per share is NT$34.41.

(2) After the capital reduction: The paid-in common stock of capital is NT$96,968,081,810; the outstanding shares are 9,696,808,181 shares and book value per share is NT$39.23.

(3) The aforementioned information is based on the unaudited financial report of the record date of capital reduction on 2008/12/30.

4. Share conversion operations plan:

(1) The shares to be converted include only the listed common shares amounted 11,608,363,563 shares with par value NT$10, amounted NT$116,083,635,630.

(2) The amount and shares of the capital reduction will be NT$19,115,553,820 and 1,911,555,382 common shares; this is to increase EPS and improve rate of return. In accordance with the regulation of Article 168 of the company Act, reduction of holding shares should be on pro rata basis of capital reduction ratio, which is 16.46705301419%.

(3) Total shares and amount of the common shares after the capital reduction: 9,696,808,181 shares; par value NT$10; paid-in capital NT$96,968,081,810.

(4) Every common share will be converted to 0.835329469858 share (scripless shares issuance). For the fractional common share results from the capital reduction, the Company will pay the shareholder cash based on the close price of the last trading day before the record date of the conversion, chopped off to whole NT dollar.

Shareholders can go to our transfer agent to apply for consolidation of fractional share that less than one share in five days of book close date.

The Chairman is hereby authorized to offer designated persons to purchase all the fractional shares at the close price.

(5) Schedule:

a. The record date of the replacement of share certificates is preliminarily set to be 2009/03/09 and the conversion of new shares will begin from 2009/03/20 (scripless shares issuance).

b. Book closure date: From 2009/03/05 to 2009/03/19

c. Trading suspension period: From 2009/03/03 to 2009/03/19 (ADR is no suspension required)

d. The new shares will be listed on 2009/03/20 and replace original shares.

e. The new shares will have the same rights and obligations as the original shares.

(6) Conversion procedure:

a. Since the Company has issued negotiable securities in scripless form, for the shareholders who do not have a centralized custody account, please open one with your current security firm to ensure the operation of the conversion.

b. For the shareholders who hold physical share certificates and have booked before the book closure date (if not booked yet, please have them booked as soon as possible), please prepare your share certificates and registered chop and apply the conversion with the Company’s transfer agent, Taiwan Securities Co., Ltd. before 2009/03/04.

c. For the shareholders who failed to complete booking before the book closure date, please prepare the share certificates and the notice of transferring and booking, the report of purchasing or the tax record of the trades, the list of the numbers of the withdrawing shares and the copy of both sides of your ID and apply the conversion with the Company’s transfer agent, Taiwan Securities Co., Ltd. after 2009/03/20.

d. The Taiwan Depository & Clearing Corporation will convert all the shares which have been deposited in centralized custody accounts in scripless form on the first trading date of the new shares for future trading.

e. Location of the application for conversion: B1, No. 96, Sec.1, Chien-Kuo N. Rd., Department of Stock Affairs Agent, Taipei, Taiwan Securities Co., Ltd., Telephone: 02-25048125.

5. Any other matters that need to be specified: The Company will send a notice to each shareholder before the listing of the new shares.

EXHIBIT 2

Chunghwa Telecom announced the internal un-audited 2008 operating results

Date of events: 2009/01/22

Contents:

1. Date of occurrence of the event: 2009/01/22

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: Chunghwa Telecom Co., Ltd today announced its internal un-audited and un-consolidated operating results for fiscal year 2008. Total revenues reached NT$186.8 billion, operating costs and expenses were NT$129.6 billion, net income was NT$45.3 billion and 104% of financial forecast.

EPS was NT$3.90 and 87% of financial forecast due to capital increase in 2008. The equivalent earning per share (“EPS”) was NT$3.90, based on the weighted average outstanding shares of 11,608,363,565 as the result of capital increase from both earnings and capital surplus in 2008. However, once the scheduled capital reduction plan is completed in the first quarter 2009, the total outstanding shares will decrease to 9,696,808,183. The pro-forma EPS will be NT$4.67 based on this outstanding shares of 9,696,808,183.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 3

Announcement of the procurement of NG SDH+OXC Network Equipment and Installation

Date of events: 2009/02/03

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): NG SDH+OXC Network Equipment and Installation (Group A)

2. Date of the occurrence of the event: 2009/02/03

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: NT$1,056,888,888.

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Taiwan International Standard Electronics Ltd.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): Delivery, inspection and payment in one lot.

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Procurement Management Rules of Chunghwa Telecom

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: No

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: None

16. Concrete purpose or use of the acquisition or disposition: To build Transport Network.

17. Do the directors have any objection to the present transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT 4

Explanation of the report about CHT planning to conduct capital reduction and return cash to shareholders

Date of events: 2009/02/03

Contents:

1. Name of the reporting media: Economic Daily News

2. Date of the report: 2009/02/03

3. Content of the report: CHT plans to conduct capital reduction and return cash to shareholders

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information:

1. To process the capital reduction program resolved at the first Extraordinary General Meeting 2008, CHT schedules to suspend trading of common shares from March 3 to March 19, 2009 and distribute new shares on March 20, 2009. Ratio of the capital reduction is 16.46705301419%. Every thousand shares will be converted to 835.329469858 shares (i.e. every thousand shares decrease 164.670530142 shares). Cash to be returned to shareholders is about NT$1.6 per share.

2. The company has not decided whether or not to conduct capital reduction in 2009.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 5

Chunghwa Telecom announced its unaudited revenue for January 2009

Date of events: 2009/02/09

Contents:

1. Date of occurrence of the event: 2009/02/09

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: For the month of January 2009, total revenue decreased by 3.3% year-over-year to NT$15.39 billion. Operating income for the month was NT$5.26 billion, net income NT$4.44 billion, EPS NT$0.38.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 6

Chunghwa Telecom

February 09, 2008

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Jan 2009

1) Sales volume (NT$ Thousand)

Period	Items	2009	2008	Changes	%
Jan	Invoice amount	17,106,046	17,715,926	(-)609,880	(-)3.44%

Jan	Invoice amount	17,106,046	17,715,926	(-)609,880	(-)3.44%

Jan	Net sales	15,392,668	15,915,598	(-)522,930	(-)3.29%

Jan	Net sales	15,392,668	15,915,598	(-)522,930	(-)3.29%

b Trading purpose : None